Registration No. 333-_______


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
       ----------------------------------------------------------------
                                   FORM S-6
                          REGISTRATION STATEMENT FOR
                 REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2
       ----------------------------------------------------------------
      Variable Life Account B of Aetna Life Insurance and Annuity Company
                             (Exact Name of Trust)

                   Aetna Life Insurance and Annuity Company
                              (Name of Depositor)

           151 Farmington Avenue, RC4A, Hartford, Connecticut 06l56
         (Complete Address of Depositor's Principal Executive Offices)
       ----------------------------------------------------------------
                           Susan E. Bryant, Counsel
                   Aetna Life Insurance and Annuity Company
           151 Farmington Avenue, RC4A, Hartford, Connecticut 06l56
               (Name and Complete Address of Agent for Service)
       ----------------------------------------------------------------

It is proposed that the public offering will commence as soon as practicable after effectiveness of this filing.

The securities being registered hereby are interests under variable life insurance policies or certificates. Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant filed a Rule 24f-2 Notice for the fiscal year ended December 31, 1995 on February 29, 1996.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            VARIABLE LIFE ACCOUNT B
                                      OF
                   AETNA LIFE INSURANCE AND ANNUITY COMPANY

                      REGISTRATION STATEMENT ON FORM S-6
                             CROSS REFERENCE SHEET


N-8B-2
ITEM NO.    PART 1 (PROSPECTUS)
1           Cover Page; The Separate Account; The Company and Management
2           Cover Page; The Separate Account; The Company and Management
3           Not Applicable
4           Distribution of the Certificates
5           The Separate Account; The Company and Management
6           The Separate Account; The Company and Management
7           Not Applicable
8           Not Applicable
9           Additional Information - Legal Matters
10          The Separate Account; Certificate Rights; Certificate Choices; Additional Information;
            Miscellaneous Certificate Provisions; Termination or Change in Coverage; Allocation of
            Premiums - Fund Additions, Deletions or Substitutions
11          Allocation of Premiums - The Funds
12          Allocation of Premiums - The Funds
13          Charges & Fees
14          Certificate Choices
15          Allocation of Premiums; Certificate Choices; Certificate Values
16          The Separate Account; Allocation of Premiums - The Funds; Certificate Values
17          Certificate Rights
18          The Separate Account
19          Additional Information - Reports to Owners
20          Not Applicable
21          Certificate Rights - Certificate Loans
22          Not Applicable
23          The Company and Management
24          Not Applicable
25          The Company and Management
26          Not Applicable
27          The Company and Management
28          The Company and Management
29          The Company and Management
30          Not Applicable
31          Not Applicable
32          Not Applicable
33          Not Applicable
34          Not Applicable
35          Additional Information - State Regulation
36          Not Applicable
37          Not Applicable
38          Additional Information - Distribution of the Certificates
39          The Company and Management
40          Not Applicable
41          The Company and Management
42          The Company and Management
43          Not Applicable
44          Charges & Fees; Certificate Values
45          Not Applicable
46          The Separate Account; Certificate Values
47          Not Applicable
48          Not Applicable
49          Not Applicable
50          The Separate Account
51          Cover Page; Certificate Choices
52          Allocation of Premiums - Fund Additions, Deletions or Substitutions; Termination or Change
            in Coverage
53          Tax Matters
54          Not Applicable
55          Not Applicable
56          Not Applicable
57          Not Applicable
58          Not Applicable
59          Financial Statements of Separate Account; Financial Statements of Insurance Company

Variable Life ACCOUNT B

AETNA LIFE INSURANCE AND ANNUITY COMPANY (THE "COMPANY")
151 Farmington Avenue
Hartford, Connecticut 06156
800-334-7586

PROSPECTUS Dated _____, 1997

FLEXIBLE PREMIUM GROUP VARIABLE UNIVERSAL LIFE INSURANCE FOR NEW YORK STATE UNITED TEACHERS ("NYSUT")

This Prospectus describes Certificates issued by the Company under a group Policy to provide life insurance coverage for certain Members of NYSUT and their relations. The Certificates allow flexible premium payments, provided that sufficient premiums are paid to cover charges or, during the first 5 years after issuance or after a coverage increase, to qualify for the Certificate's No Lapse Coverage.

You may choose (and later change) whether the benefit payable upon the death of the insured person will generally remain constant or will vary with the Certificate's account value. You may borrow from the Certificate's account value, surrender the Certificate for any unborrowed value, make a Partial Surrender, request increases or decreases in coverage, and elect certain optional supplemental benefits (in each case subject to limitations described further in this Prospectus).

The account value is the amount of Net Premiums you have paid, increased (or decreased) by the return (positive or negative) earned thereon, after we impose the charges described in this Prospectus. You decide whether your account value is invested in Variable Life Account B under one or more Variable Options, and/or in the Fixed Account. The value in each Variable Option is not guaranteed and will vary with the investment performance of an associated Fund. The Variable Options are: Aetna Variable Fund; Aetna Income Shares; Aetna Variable Encore Fund; Aetna Investment Advisers Fund, Inc.; Aetna Ascent Variable Portfolio; Aetna Crossroads Variable Portfolio; Aetna Legacy Variable Portfolio; Aetna Variable Index Plus Portfolio; Alger American Small-Capitalization Portfolio; Fidelity VIP Equity-Income Portfolio; Fidelity VIP II -- Contrafund Portfolio; Janus Aspen Series -- Aggressive Growth Portfolio, Growth Portfolio, Balanced Portfolio, Worldwide Growth Portfolio and Short-Term Bond Portfolio; Scudder Variable Life Investment Fund
--International Portfolio; TCI Portfolios, Inc. -- TCI Growth. Net Premiums allocated to the Fixed Account will accumulate at rates of interest we determine. Such rates will not be less than 4% a year. Unless specifically mentioned, this Prospectus describes only the Variable Options.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with a Certificate may not be to your advantage. The Certificates have a "free look" period during which you may return the Certificate. (See Right of Certificate Examination)

The Policy and outstanding Certificates (including your coverage) may be terminated at any time, without your consent, by NYSUT or in certain other circumstances. (See Termination or Change in Coverage). Also, NYSUT, by agreement with the Company, may make changes in the Certificate (and your coverage), without your consent.

BOTH THIS PROSPECTUS AND THE ATTACHED PROSPECTUS FOR ANY APPLICABLE UNDERLYING FUND SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                          PAGE

Definitions................................................................ vi

The Separate Account.......................................................  1

Charges & Fees.............................................................  1
     Premium Load..........................................................  1
     Charges and Fees Assessed Against the Total Account Value.............  1
     Monthly Deduction.....................................................  2
         Cost of Insurance ................................................  2
         Certificate Fee   ................................................  3
         Charges for Supplemental Benefits.................................  3
     Transfer and Partial Surrender Charges................................  3
     Mortality and Expense Risk Charge.....................................  3
     Charges Assessed Against the Underlying Funds.........................  5

Allocation of Premiums.....................................................  6
     The Funds.............................................................  6
     Investment Advisers of the Funds:.....................................  8
     Mixed and Shared Funding; Conflicts of Interest.......................  9
     Fund Additions, Deletions or Substitutions............................  9
     Fixed Account.........................................................  9

Certificate Choices........................................................ 10
     Premium Payments...................................................... 10
     Commencement of Coverage.............................................. 11
     5-Year No Lapse Coverage Provision.................................... 12
     Death Benefit Options................................................. 12
     Transfers............................................................. 13
     Telephone Transfers................................................... 13
     Automated Transfers (Dollar Cost Averaging)........................... 13

Termination or Change in Coverage.......................................... 14

Certificate Values......................................................... 15
     Total Account Value................................................... 15
     Accumulation Unit Value............................................... 16
     Maturity Value........................................................ 16

Certificate Rights......................................................... 16
     Full Surrenders....................................................... 16

     Partial Surrenders..................................................... 16
     Paid-Up Nonforfeiture Option........................................... 17
     Grace Period........................................................... 18
     Reinstatement of a Lapsed Certificate.................................. 18
     Certificate Loans...................................................... 18

Certificate Changes......................................................... 19
     Increase in Specified Amount........................................... 20
     Decrease in Specified Amount........................................... 20
     Change in Death Benefit Option......................................... 21
     Right of Certificate Examination....................................... 21
     Supplemental Benefits.................................................. 21

Certificate Settlement...................................................... 22
     Settlement Options..................................................... 23
     Calculation of Variable Payment Settlement Option Values............... 24

The Company and Management.................................................. 24

Additional Information...................................................... 27
     Reports to Owners...................................................... 27
     Right to Instruct Voting of Fund Shares................................ 27
     State Regulation....................................................... 28
     Legal Matters.......................................................... 28
     The Registration Statement............................................. 28
     Distribution of the Certificates....................................... 28
     Experts................................................................ 29

Tax Matters................................................................. 29
     Federal Tax Status of the Company...................................... 29
     Life Insurance Qualification........................................... 30
     General Rules.......................................................... 30
     Modified Endowment Contracts........................................... 30
     Diversification Standards.............................................. 31
     Withholding............................................................ 32
     Other Tax Considerations............................................... 32

Miscellaneous Certificate Provisions........................................ 33
     The Certificates....................................................... 33
     Payment and Deferral of Benefits....................................... 33
     Suicide and Incontestability........................................... 33
     Protection of Proceeds................................................. 34
     Nonparticipation....................................................... 34
     Changes in Owner and Beneficiary; Assignment........................... 34

     Performance Reporting and Advertising................................. 34
     Illustrations of Death Benefit and Total Account Values............... 35

Financial Statements of the Separate Account............................... S-1
Financial Statements of the Company........................................ F-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


THE PURPOSE OF THE CERTIFICATES IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. OWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE CERTIFICATES' LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE CERTIFICATES ARE IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

DEFINITIONS

ACCUMULATION UNIT: A unit used to measure the value of the Owner's interest in each applicable Variable Option. An Accumulation Unit is used to calculate the value of the variable portion of a Certificate before the election of a Settlement Option.

ATTAINED AGE: A person's age (as of his or her closest birthday) on the Certificate Issue Date, plus the number of full Certificate Years elapsed.

AMOUNT AT RISK: The Death Benefit under a Certificate divided by 1.0032737, minus the Certificate's Total Account Value.

ANNUITANT: A person whose life determines the amount of life contingent annuity payments.

ANNUITY: A series of payments for life or for a definite period.

BASIC MONTHLY PREMIUM: The minimum amount of premium that must be paid to maintain the 5-year No Lapse Coverage in effect, assuming there have been no Certificate Loans or Partial Surrenders.

CERTIFICATE  LOAN:  The amount  received by borrowing  from the Total  Account
Value.

CERTIFICATE YEAR/CERTIFICATE ANNIVERSARY: The first Certificate Year is the 12 month period beginning on the Issue Date of the Certificate. Your Certificate Anniversary is the Certificate Issue Date plus 1 Year, 2 Years, etc.

COMPANY: Aetna Life Insurance and Annuity Company.

COST OF INSURANCE: A monthly charge related to the Company's expected mortality cost for an Insured's basic insurance coverage under a Certificate, not including any supplemental benefit provision that you may elect through a Certificate rider. It is equal to the Amount at Risk for the Insured on the Monthly Deduction Day, multiplied by that Insured's monthly Cost of Insurance rate.

DEATH BENEFIT: The amount, described in the Death Benefit Options section, which is payable following an Insured's death, subject to all provisions contained in the Certificate.

DEATH BENEFIT OPTION: Either of the two methods that you may elect for determining a Death Benefit.

FIXED ACCOUNT: A non-variable funding option available under the Certificates that guarantees a minimum interest rate of 4% per year.

FIXED ACCOUNT VALUE: The non-loaned portion of a Certificate's Total Account Value attributable to its non-variable portion. The Fixed Account Value is part of the general assets of the Company.

FULL SURRENDER: Your right to terminate a Certificate in exchange for payment of its Surrender Value.

FUND(S): One or more of the open-end management investment companies (mutual fund), or a separate series thereof, whose shares are purchased by the Separate Account to fund the benefits provided by the Certificates.

GRACE PERIOD: The 61-day period beginning on any Monthly Deduction Day on which a Certificate's Surrender Value is insufficient to cover the current Monthly Deduction. A similar Grace Period also applies if the amount of any loan and any accrued loan interest exceeds the Total Account Value. The Certificate will lapse without value at the end of the 61-day period unless a sufficient payment is received by the Company or unless the 5-year No Lapse Coverage is in effect.

HOME OFFICE: The Company's principal executive offices at 151 Farmington Avenue, Hartford, Connecticut 06156.

INSURED: The person on whose life a Certificate is issued. In order to be eligible for coverage initially, or to continue to be covered, an Insured must be (a) a Member (b) a Member's unmarried child or stepchild at least 14 days old but less than age 25 (provided that if the child is older than age 18, he or she is going to school on a regular, full time basis and depends mainly on the Member for support); (c) an Insured Member's spouse; or (d) any other adult with whom the Insured Member has a spouse-like relationship and who has joined with the Insured Member in signing a form satisfactory to us and received at our Home Office certifying to their relationship. The age limit and school requirement in clause (b), however, will not apply if evidence is provided to us at the time or times specified in the Certificate that the child is incapable of self-sustaining employment due to physical or mental disability. Moreover, no coverage is available for persons described in clauses (c) or (d) above whose Attained Age is 80 or older at the Issue Date of their Certificate.

ISSUE  DATE:  The Issue  Date for a  Certificate,  or for a  Specified  Amount
increase,  is  stated  in  the  Certificate   Specifications  or  Supplemental
Certificate Specifications in your Certificate.

LOAN ACCOUNT VALUE: The sum of all unpaid Certificate Loans. The amount necessary to repay Certificate Loans in full is the Loan Account Value plus any accrued interest.

LOAN VALUE: Is 90% of the Total Account Value of a Certificate.

MATURITY DATE: The Certificate Anniversary on which the Insured's Attained Age is 100.

MEMBER: An eligible member of NYSUT or an NYSUT agency fee payer.

MONTHLY DEDUCTION: A monthly charge assessed against the Total Account Value, which includes the Cost of Insurance, the Certificate fee and any charges for supplemental benefit riders.

MONTHLY  DEDUCTION  DAY: The first  Monthly  Deduction  Day is the Issue Date.
Monthly Deduction Days occur each month thereafter on the same day as the Issue Date of the Certificate.

NET PREMIUM: The Net Premium is equal to the amount of the premium paid less the then-current Premium Load deduction.

NET SINGLE PREMIUM: The amount required to purchase a guaranteed benefit if allocated to the Fixed Account, using the Insured's Age and premium class. The Net Single Premium is determined using a guaranteed interest rate of 4% per year and the Certificate's guaranteed maximum Cost of Insurance rates.

NO LAPSE COVERAGE: A provision in the Certificate providing that, if at least the Basic Monthly Premiums are paid, a Certificate will remain in force for a period of at least 5 years beginning on the Issue Date or the Issue Date of an increase in Specified Amount, even if the Surrender Value is insufficient to pay the current Monthly Deduction.

OWNER: The person to whom a Certificate is issued; the Owner is entitled to exercise all rights under the Certificate and is also referred to as "you".

PARTIAL SURRENDER: The amount you can receive in cash by surrendering a part of a Certificate.

PLANNED PREMIUMS: Premiums we agree to bill.

POLICY: The group life insurance contract owned by NYSUT, pursuant to which the Certificates are issued. The Certificates are subject to the terms of the Policy.

PRO-RATA BASIS: In the same proportion that each of the Variable Options and the Fixed Account Value under a Certificate bear to the sum of Certificate's Separate Account Value and Fixed Account Value.

SEC: Securities and Exchange Commission.

SEPARATE ACCOUNT: A separate account maintained by the Company for the purpose of funding the Certificates. Variable Life Account B.

SEPARATE ACCOUNT VALUE: The portion of a Certificate's Total Account Value attributable to the variable portion of the Certificate. For any Variable Option, it is the Accumulation Unit Value for that Variable Option multiplied by the number of Accumulation Units for that Variable Option credited to the Certificate.

SETTLEMENT OPTION(S): The method(s) by which payment may be made to a beneficiary due from a Death Benefit or upon the Maturity Date or the Full Surrender of a Certificate.

SPECIFIED AMOUNT: The amount chosen by the Owner at enrollment and used in determining the Death Benefit. It may be increased or decreased as described in this Prospectus.

SURRENDER VALUE: The Total Account Value on the date of surrender, less the Loan Account Value and less any accrued interest.

TOTAL ACCOUNT VALUE: The sum of the Fixed Account Value, the Separate Account Value and the Loan Account Value.

VALUATION DATE: Generally, a day on which the Total Account Value is determined. A Valuation Date is any day on which the New York Stock Exchange is open for trading and on which any relevant Funds value their shares. The Total Account Value will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD: The period of time commencing, usually at 4:15 p.m. Eastern Time on each Valuation Date and ending at 4:15 p.m. Eastern Time on the next Valuation Date.

VARIABLE OPTION: One or more of the variable funding options available under the Certificate as described in this Prospectus.

WE, OUR, US, COMPANY: Aetna Life Insurance and Annuity Company.

WRITTEN REQUEST: A request in writing, in a form satisfactory to us and received by us at the Home Office.

YOU, YOUR: The person entitled to purchase or exercise any rights or privileges under a Certificate or a Settlement Option. This is generally the Owner (or, during a Settlement Option, the payee).

THE SEPARATE ACCOUNT

The Separate Account that supports the Variable Options is our Variable Life Account B. Amounts allocated to the Separate Account are invested in the Funds. Each of the Funds is an open-end management investment company (mutual fund), or a separate series thereof, whose shares are purchased by the Separate Account to fund the benefits provided by the Certificates. The Funds currently available under the Separate Account, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Funds' investment objectives and restrictions and other material information relating to an investment in the Funds are contained in the prospectuses for each of the Funds which are attached to this Prospectus.

Variable Life Account B was established pursuant to a June 18, 1986 resolution of the Board of Directors of the Company. Under Connecticut Insurance Law, the income, gains or losses of the Separate Account are credited to the Separate Account without regard to the other income, gains or losses of the Company. The Separate Account's assets are held for the Company's variable life insurance policies. Any and all distributions made by the Funds with respect to Fund shares held by the Separate Account will be reinvested in additional Fund shares at net asset value. The assets maintained in the Separate Account that are not in excess of the Separate Account's reserves and other liabilities attributable to variable life insurance policies will not be charged with any liabilities arising out of any other business conducted by the Company. The Company is, however, responsible for meeting all obligations under the Certificates to the Owners.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the SEC of the Separate Account or the Company's management or investment practices or policies. The Company does not guarantee the Separate Account's investment performance.

Charges & FEES

PREMIUM LOAD

Before a premium is allocated to the Certificate's Total Account Value, 8% of the premium is deducted to cover certain expenses and taxes associated with the sales, start-up and maintenance costs of the Certificates. We reserve the right to increase this charge to not more than 10% under both new and previously-issued Certificates.

CHARGES AND FEES ASSESSED AGAINST THE TOTAL ACCOUNT VALUE

Charges and fees assessed against the Total Account Value will be deducted from each of a Certificate's Variable Options and Fixed Account Value on a Pro Rata Basis.

MONTHLY DEDUCTION

The Monthly Deduction includes the Cost of Insurance, a Certificate fee, and any charges for supplemental benefits. Monthly Deductions begin on the Issue Date, even if the Issue Date is earlier than the date the application form for a Certificate is signed, and occur on each Monthly Deduction Day thereafter. If the Certificate's issuance is delayed due to underwriting requirements, the charges will not be assessed until the underwriting is complete and the application for the Certificate is approved.

As to when insurance coverage and investment performance commence under a Certificate, see Enrollment and Commencement of Coverage.

     COST OF INSURANCE

     The Cost of Insurance charge is related to the Company's expected mortality cost for your base insurance coverage under a Certificate, not including any supplemental benefits that you may elect through a Certificate rider. The Cost of Insurance charge is equal to the Certificate's Amount at Risk on the Monthly Deduction Day, multiplied by a monthly Cost of Insurance rate. Our Amount at Risk at any time is approximately the difference between the Certificate's then-applicable Death Benefit and its Total Account Value. An increase in the Total Account Value or a decrease in the Death Benefit will result in a smaller Cost of Insurance charge, while a decrease in the Total Account Value or an increase in the Death Benefit will result in a larger Cost of Insurance charge.

     The Cost of Insurance rate generally increases over the life of a Certificate and is based on the Insured's Attained Age and the Insured's risk class. The Cost of Insurance rates for standard risk Insureds will not exceed those based on a 50% male/50% female blend under the 1980 Commissioners Standard Ordinary Mortality Table, smoker or nonsmoker (1980 Tables). Substandard risk Insureds will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Certificate. Subject to the applicable guaranteed maximum rates, the monthly Cost of Insurance rates may be adjusted by us from time to time.

     Current cost of insurance rates are generally lowest for Certificates having Specified Amounts of at least $250,000. Therefore, if your Specified Amount for any reason increases above or decreases below that amount, your Cost of Insurance rate may change. We expect to review our current cost of insurance rates on at least an annual basis in light of the actual mortality experience of participants under the NYSUT group Policy. In many cases, we expect that these periodic reviews will result in upward or downward revisions to the current Cost of Insurance rates that apply both to previously and subsequently-issued Certificates. Cost of Insurance rates will be the same for male and female insureds, and will generally be lower for non-smokers than for smokers. We also offer preferred Cost of Insurance rates for both smokers and non-smokers who meet more stringent requirements than do standard risk smokers and non-smokers, respectively. If an Insured classified "smoker" changes his smoking habits so as to fall within our non-smoker category, you may make a Written Request for reclassification after the first Certificate Year.

     Cost of Insurance rates for an increase in Specified Amount for which evidence of insurability has been provided will be based on the Insured's risk class at the time of the increase.

     CERTIFICATE FEE

     The Monthly Deduction also includes a Certificate fee of $14 a month during the first Certificate Year and $6 a month thereafter. This charge is for administrative expenses, such as risk underwriting and Certificate issuance, premium billing and collection, Certificate value calculation, confirmation of Certificate transactions, and periodic reports to Owners. We reserve the right to raise this charge, both for new and previously issued Certificates, to not more than $19 a month during the first Certificate Year and $11 a month thereafter. The monthly Certificate fee is not expected to exceed our actual administrative costs.

     CHARGES FOR SUPPLEMENTAL BENEFITS

     If you elect any supplemental benefits through adding riders to the Certificate, a supplemental benefits charge may be included in the Monthly Deduction amount. The amount of any charge will vary depending upon the actual supplemental benefits selected and is described on each applicable Certificate rider.

TRANSFER AND PARTIAL SURRENDER CHARGES

We reserve the right to charge an administrative fee of up to $25 for each transfer between investment options in excess of 12 transfers per year. For Partial Surrenders, we reserve the right to charge an administrative fee of up to $25 or, if less, 2% of the surrender amount.

MORTALITY AND EXPENSE RISK CHARGE

A mortality and expense risk charge will be deducted from the Separate Account Value to compensate the Company for the aggregate mortality and expense risks assumed in connection with the Certificates. The mortality risk assumed by the Company is that Insureds, as a group, may live for a shorter period of time than estimated and that the Company will, therefore, pay Death Benefits before it is able to collect sufficient amounts of Cost of Insurance charges. The expense risk assumed is that expenses incurred in issuing and administering the Certificates and operating the Separate Account will be greater than the administrative charges that the Company can impose for such expenses. We expect to earn a profit from this charge.

The mortality and expense risk charge will be deducted daily and currently equals an annual rate of 0.85% of the average daily net assets of the Separate Account during the first 10 Certificate years and 0% thereafter. Because the Certificates were first offered for sale in 1997, the planned deduction after the tenth year has not yet gone into effect for any outstanding Certificate. The Company reserves the right to increase or decrease the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer appropriate. However, in no event will the charge exceed 0.90% of average daily net assets on an annual basis.

The Separate Account currently is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

CHARGES ASSESSED AGAINST THE UNDERLYING FUNDS

The following table illustrates the investment advisory fees, other expenses and total expenses paid by each of the Funds as a percentage of average net assets based (except otherwise noted) on figures for the year ended December 31, 1995:

                                                      INVESTMENT ADVISORY       OTHER EXPENSES          TOTAL FUND
                                                         FEES(1) (AFTER         (AFTER EXPENSE            ANNUAL
                                                            EXPENSE             REIMBURSEMENT)           EXPENSES
                                                         REIMBURSEMENT)
Aetna Variable Fund(2)                                       0.50%                   0.06%                 0.56%
Aetna Income Shares(2)                                       0.40%                   0.08%                 0.48%
Aetna Variable Encore Fund(2)                                0.25%                   0.10%                 0.35%
Aetna Investment Advisers Fund, Inc.(2)                      0.50%                   0.08%                 0.58%
Aetna Ascent Variable Portfolio(2)                           0.60%                   0.15%                 0.75%
Aetna Crossroads Variable Portfolio(2)                       0.60%                   0.15%                 0.75%
Aetna Legacy Variable Portfolio(2)                           0.60%                   0.15%                 0.75%
Aetna Variable Index Plus Portfolio(2)                       0.35%                   0.15%                 0.50%
Alger American Small Cap Portfolio                           0.85%                   0.07%                 0.92%
Fidelity VIP II Contrafund Portfolio(3)                      0.61%                   0.11%                 0.72%
Fidelity VIP Equity-Income Portfolio                         0.51%                   0.10%                 0.61%
Janus Aspen Aggressive Growth Portfolio(4)                   0.75%                   0.11%                 0.86%
Janus Aspen Balanced Portfolio(4)                            0.82%                   0.55%                 1.37%
Janus Aspen Growth Portfolio(4)                              0.65%                   0.13%                 0.78%
Janus Aspen Short-Term Bond Portfolio(4)                     0.00%                   0.70%                 0.70%
Janus Aspen Worldwide Growth Portfolio(4)                    0.68%                   0.22%                 0.90%
Scudder International Portfolio Class A Shares               0.88%                   0.20%                 1.08%
TCI Growth(5)                                                1.00%                   0.00%                 1.00%


(1) Certain of the Fund advisers that are not affiliated with the Company reimburse the Company for administrative costs incurred in connection with administering the Funds as variable funding options under the Certificates. These reimbursements are paid out of the investment advisory fees and are not charged to investors.
(2) As of May 1, 1996, the Company provides administrative services to the Fund and assumes the Fund's ordinary recurring direct costs under an Administrative Services Agreement. The Other Expenses shown are not based on figures for the year ended December 31, 1995, but reflect the fee payable under this Agreement.
(3) A portion of the brokerage commissions the Fund paid was used to reduce its expenses. Without this reduction, Total Fund Annual Expenses would have been 0.73% for the Contrafund Portfolio.
(4) The information for each Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Investment Advisory Fees, Other Expenses and Total Fund Annual Expenses would have been 0.82%, 0.11% and 0.93% for Aggressive Growth Portfolio; 1.00%, 0.55% and 1.55% for Balanced Portfolio; 0.85%, 0.13% and 0.98%
      for Growth Portfolio; 0.65%, 0.72% and 1.37% for Short-Term Bond Portfolio; and 0.87%, 0.22% and 1.09% for Worldwide Growth Portfolio, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon 90 days' notice to the Portfolios' Board of Trustees.
(5) The Portfolio's investment adviser pays all expenses of the Portfolio except brokerage commissions, taxes, interest, fees, expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. These expenses have historically represented a very small percentage (less than 0.01%) of total net assets in a fiscal year.

For further details on each Fund's expenses, please refer to that Fund's prospectus.

Allocation of PREMIUMS

You may allocate all or a part of your Net Premiums to the Funds currently available through the Separate Account in connection with a Certificate and/or you may allocate all or a part of your Net Premiums to the Fixed Account.

THE FUNDS

The investment results of the Funds, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Funds will achieve their respective investment objectives. Investment in some of the Funds involves special risks, which are described in their respective prospectuses. You should read the attached prospectuses for the Funds and consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to your long-term investment objectives. Except where otherwise noted, all of the Funds are diversified, as defined in the Investment Company Act of 1940.

O AETNA VARIABLE FUND seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.(1)

O    AETNA  INCOME  SHARES seeks to maximize  total  return,  consistent  with
     reasonable  risk,   through   investments  in  a  diversified   portfolio
     consisting primarily of debt securities.(1)

O AETNA VARIABLE ENCORE FUND seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in this Fund is neither insured nor guaranteed by the U.S. Government.(1)

O AETNA INVESTMENT ADVISERS FUND, INC. seeks to maximize investment return consistent with reasonable safety of principal by investing in one or more of the following asset classes: stocks, bonds and cash equivalents based on the Company's judgment of which of those sectors or mix thereof offers the best investment prospects.(1)

O AETNA GENERATION PORTFOLIOS, INC. - AETNA ASCENT VARIABLE PORTFOLIO seeks to provide capital appreciation by allocating its investments among equities and fixed income securities. Aetna Ascent is managed for investors who generally have an investment horizon exceeding 15 years, and who have a high level of risk tolerance. See the Fund's prospectus for a discussion of the risks involved.(1)

O AETNA GENERATION PORTFOLIOS, INC. - AETNA CROSSROADS VARIABLE PORTFOLIO seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) by allocating its investments among equities and fixed income securities. Aetna Crossroads is managed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance.(1)

O AETNA GENERATION PORTFOLIOS, INC. - AETNA LEGACY VARIABLE PORTFOLIO seeks to provide total return consistent with preservation of capital by allocating its investments among equities and fixed income securities. Aetna Legacy is managed for investors who generally have an investment
     horizon   exceeding  five  years  and  who  have  a  low  level  of  risk tolerance.(1)

O AETNA VARIABLE PORTFOLIOS, INC. - AETNA VARIABLE INDEX PLUS PORTFOLIO seeks to outperform the total return performance of publicly traded common stocks represented by the S&P 500 Composite Stock Price Index ("S&P 500"), a broad based stock market index composed of 500 common stocks selected by the Standard & Poor's Corporation. The Portfolio uses the S&P 500 as a comparative benchmark because it represents approximately two-thirds of the total market value of all U.S. common stocks, and is well known to investors.(1)

O ALGER AMERICAN FUND - ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of such securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small capitalization companies. At March 31, 1996, the range of market capitalization of these companies was $20 million to $3.0 billion.(2)

O FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND - EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.(3)

O FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II - CONTRAFUND PORTFOLIO seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.(3)

O JANUS ASPEN SERIES - AGGRESSIVE GROWTH PORTFOLIO is a non-diversified portfolio that seeks long-term growth of capital. The Portfolio pursues its investment objective by normally investing at least 50% of its equity assets in securities issued by medium sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index, which as of December 29, 1995 included companies with capitalizations between approximately $118 million and $7.5 billion, but which is expected to change on a regular basis.(4)

O JANUS ASPEN SERIES - GROWTH PORTFOLIO seeks long-term growth of capital consistent with the preservation of capital. The Portfolio pursues its investment objective by investing in common stocks of a large number of issuers of any size.(4)

O JANUS ASPEN SERIES - WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital consistent with the preservation of capital. The Portfolio pursues its investment objective primarily through investments in common stocks of foreign and domestic issuers.(4)

O JANUS ASPEN SERIES - BALANCED PORTFOLIO seeks long-term capital growth consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by investing 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected primarily for their income potential.(4)

O JANUS ASPEN SERIES - SHORT TERM BOND PORTFOLIO seeks as high a level of current income as is consistent with preservation of capital. The
     Portfolio pursues its investment objective by investing primarily in short and intermediate-term fixed income securities.(4)

O SCUDDER VARIABLE LIFE INVESTMENT FUND - INTERNATIONAL PORTFOLIO CLASS A SHARES seeks long term growth of capital primarily through diversified holdings of marketable foreign equity investments.(5)

O TCI PORTFOLIOS, INC. - TCI GROWTH (a Twentieth Century Fund) seeks capital growth. The Fund seeks to achieve its objective by investing in common stocks (including securities convertible into common stocks) and other securities that meet certain fundamental and technical standards of selection, and, in the opinion of TCI Growth's management, have better than average potential for appreciation.(6)

INVESTMENT ADVISERS OF THE FUNDS:

    (1) Aetna Life Insurance and Annuity Company (investment adviser) and Aeltus Investment Management, Inc. (subadviser)
    (2) Fred Alger Management, Inc.
    (3) Fidelity Management & Research Company
    (4) Janus Capital Corporation
    (5) Scudder, Stevens & Clark, Inc.
    (6) Investors Research Corporation

Some of the above Funds may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for each Fund for a discussion of the risks associated with an investment in that Fund. You should also refer to the attached prospectuses of the Funds for more complete information about their investment policies and restrictions.

MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Funds are available only to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Certificates described in this Prospectus. Fund shares are offered  to  separate  accounts  of the  Company  and  its  affiliates  and of insurance companies that are not affiliated with the Company. It is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a Fund simultaneously, since the interests of the participants in such accounts may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity participants, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

The Company reserves the right, subject to compliance with applicable state and federal laws, to add additional Funds or cease to make Fund shares available under the Certificates prospectively. The Company may substitute shares of one Fund for shares of another Fund if, in the Company's view, it has become inappropriate or inadvisable to continue investing in the shares of the Fund, in view of the purposes of the Certificates. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution of securities will be made without notice to Owners, and without prior approval of any regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

FIXED ACCOUNT

Interests in the Fixed Account have not been registered with the SEC, in reliance upon an exclusion under the Securities Act of 1933. However, disclosures in this Prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The Fixed Account is a fixed funding option available under the Certificates under which the Company credits interest at rates that it declares from time to time. These rates are in the Company's sole discretion, except that the Company guarantees a 4% minimum annual interest rate on amounts in the Fixed Account (the Fixed Account Value), compounded monthly. Current interest rates may also vary depending on when an amount was allocated to the Fixed Account.

The Fixed Account is supported by the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in legally-segregated separate accounts sponsored by the Company or its affiliates. The Company will invest the assets attributable to the Fixed Account in those assets chosen by the Company, as allowed by applicable law for investment of its general assets. Such assets, and any investment income therefrom are solely the property of the Company.

Certificate CHOICES

PREMIUM PAYMENTS

The Certificates are flexible premium variable universal life insurance in that, within limits, the Owner has the right to decide when to make premium payments and in what amounts. Each Certificate specifies Planned Premiums and Basic Monthly Premiums. However, payment of Planned or Basic Monthly Premiums will not, except as noted below, guarantee that your Certificate will remain in force. Conversely, failure to pay such premiums will not necessarily cause your Certificate to lapse. Not paying your Basic Monthly premiums, however, may cause the Certificate's 5-year No Lapse Coverage not to be applicable. (See No Lapse Coverage)

Planned Premiums are those premiums you request and we agree to bill on an annual, semiannual, quarterly or other periodic basis. Pre-authorized automatic monthly check payments or salary or pension deduction arrangements through the Member's employer may also be arranged. You may change your Planned Premium at any time by submitting a Written Request to us. Premiums paid by payroll deduction are generally forwarded by your employer to NYSUT, which forwards them to us. We are not responsible for errors and delays caused by your employer or NYSUT.

We may require evidence of insurability if payment of any premium would increase the difference between the Death Benefit and the Total Account Value (thus increasing our Amount at Risk). If satisfactory evidence of insurability is requested and not provided, we will refund any refused premium without interest and without participation of such amount in the Funds. We may also refuse to accept any premium payment (other than one required to keep a Certificate in force) if it would cause the Certificate to fail to be treated as life insurance for federal income tax purposes. Finally, premiums paid in excess of the Planned Premium or an increase in your Planned Premium may cause the Certificate to be classified as a "Modified Endowment Contract" for federal income tax purposes. (See Tax Matters) In that case, we will mail you a notification and, if you wish to avoid Modified Endowment Contract status, we will refund the excess premium, without interest and without participation in the Funds.

COMMENCEMENT OF COVERAGE

The insurance coverage under a Certificate starts when we have approved the insurance based on the application and any other information required to be submitted by the Insured and we or our representative have received at least the first Basic Monthly Premium. Therefore, coverage may not commence until some time after you submit an application for a Certificate.

If, however, you submit at least the first Basic Monthly Premium with your application, and if certain other requirements are met, we may offer immediate temporary fixed insurance coverage. For more information about the availability, terms and conditions of this coverage, you should consult your Aetna representative, who can also provide you with a copy of our temporary insurance agreement.

The Issue Date of a Certificate is generally the date that we approve a Certificate. Under limited circumstances, however, we may backdate a Certificate, upon request, by assigning an Issue Date that is up to six months earlier than otherwise would apply. Backdating may be desirable, for example, so that you can purchase coverage at lower Cost of Insurance rates based on a younger insurance Age. For a backdated Certificate, you must pay the cost of insurance and other charges from the Issue Date to the Issue Date that would have applied without backdating, notwithstanding that insurance coverage was not in effect and no interest or investment return is credited for that period.

Your initial premium payment is credited to and begins to earn a return in the Separate Account or the Fixed Account on the Issue Date of the Certificate or the date that at least the first Basic Monthly Premium is received at our Home Office, whichever is later. After the first premium payment, all premiums must be sent to our Home Office. These and all other premiums will be deemed received when actually received at the Home Office together with any identifying information we require from the Member's employer or NYSUT. Your premium payments will be allocated as you have directed, effective at the end of the Valuation Period in which each payment is received in the Home Office.

You may reallocate your future premium payments at any time. Allocations must be changed in whole percentages. The change will be effective with the next premium payment after we receive your request. We will send you confirmation of the change. (See Transfers)

5-YEAR NO LAPSE COVERAGE PROVISION

A Certificate will not enter a Grace Period -- and therefore will not terminate -- within the 5-year period after its Issue Date or the Issue Date of any Specified Amount increase that you have requested, if required premiums are paid. The Certificate will not enter a Grace Period on any Monthly Deduction Day within such a 5-year period, if the sum of premiums paid within that period equals or exceeds (a) the sum of the Basic Monthly Premiums for each Certificate Month from the start of the period, including the current month; plus (b) any Partial Surrenders since the start of the period; plus (c) any increase in the Loan Account Value since the start of the period.

If these requirements are not met on any Monthly Deduction Day within the 5-year period, and the Surrender Value is less than the Monthly Deduction for that day, the Certificate will enter the Grace Period. Additional premium payments must then be paid to prevent the termination of the Certificate. (See Grace Period)

We will accumulate any amounts of Monthly Deduction that, as a result of the No Lapse Coverage, we have not collected, and we will collect such amounts from any Surrender Value resulting from subsequent Net Premiums that you pay. Also, once the No Lapse Coverage is no longer in effect as to your Certificate, your Certificate may lapse unless you pay sufficient premiums to permit us to collect the full amount of previously uncollected Monthly Deductions, if any. (See Grace Period)

DEATH BENEFIT OPTIONS

At the time of enrollment, you must choose between the two available Death Benefit Options.

Under OPTION 1, the Death Benefit will be the greater of: (a) the Specified Amount or (b) the amount of coverage that the Total Account Value would purchase if applied as a Net Single Premium.

Under OPTION 2, the Death Benefit will be the greater of: (a) the Specified Amount plus the Total Account Value or (b) the amount of coverage that the Total Account Value would purchase if applied as a Net Single Premium. Option 2 provides a varying Death Benefit which increases or decreases over time, depending upon the amount of premiums paid and the investment performance of the Fund(s) you choose.

The Death Benefit payable under either Option will be calculated as of the date of death and will be reduced by (a) the amount necessary to repay the Loan Account Value in full with all accrued interest, (b) if the Certificate is within the Grace Period, the amount required to keep the Certificate in force through the date of death, and (c) the amount of any other Monthly Deductions that we were unable to collect. (See 5-year No Lapse Coverage Provision)

TRANSFERS

At any time prior to the Maturity Date, you may transfer all or part of your Separate Account Value in any Variable Option to any other Variable Option or to the Fixed Account. We reserve the right to charge an administrative fee of $25 for each transfer over 12 per year and to limit the total number of Variable Options you may elect to 15 over the lifetime of the Certificate.

Within the 45 days following the Certificate Anniversary, you may request a transfer of a portion of the Fixed Account Value to one or more of the Variable Options. This type of transfer is allowed only once within this 45 day period, and we must receive your request at the Home

Office within the 45 day period. The transfer will be effective at the end of the Valuation Period in which your request is received by the Home Office. The amount of any such transfer cannot exceed the greater of 25% of the Fixed Account Value or $500.

TELEPHONE TRANSFERS

You may request a transfer of account values either by Written Request (as set forth above) or by telephone. In order to make telephone transfers, a written telephone transfer authorization form must be completed by the Owner and returned to the Company at its Home Office. Once the form is processed, the Owner may request a transfer by telephoning the Company. All transfers must be in accordance with the terms of the Certificate.

Transfer instructions are currently accepted on each Valuation Date. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given on the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and you will be notified.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, the Owner will bear the risk of loss. If the Company does not use reasonable procedures, as described above, it may be liable for losses that result from any unauthorized instructions.

AUTOMATED TRANSFERS (DOLLAR COST AVERAGING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over a period of one, two or three years, as you select. Dollar Cost Averaging is based on the principle that acquiring Accumulation Units with a constant sum of money at fixed intervals results in acquiring more of the units when prices are low and fewer units when prices are high.

You may establish automated transfers of amounts on a monthly or quarterly basis from the Aetna Variable Encore Fund Variable Option to any other Variable Option through a Written Request or other method acceptable to the Company. Dollar Cost Averaging is not permitted to or from the Fixed Account. You must have a minimum of $5,000 allocated to the Aetna Variable Encore Fund Variable Option in order to enroll in the Dollar Cost Averaging program. The minimum automated transfer amount is $50 per month. You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers do not reduce the number of charge-free transfers that you could otherwise make. The Company reserves the right to suspend or modify automated transfer privileges at any time.

Termination OR CHANGE IN COVERAGE

Even if the 5-year No Lapse Coverage is still in effect under your Certificate, and even if you have paid enough premiums to prevent your Certificate from lapsing, your Certificate, and all coverage thereunder, may be terminated without your consent. This may happen, for example, if NYSUT notifies the Company that it wishes to terminate the group Policy. NYSUT has agreed to give you at least 15 days notice in advance of any such termination. Prior to the termination date, you could exercise your rights to make a Full Surrender or to convert your Certificate to paid-up fixed life insurance. (See Paid-Up Nonforfeiture Option)

The group Policy, and your Certificate, may also terminate if NYSUT ceases to cause payroll deduction premiums to be remitted to us. This would occur (following an opportunity to cure the problem in accordance with the terms of the group Policy) regardless of whether premiums for your Certificate were being paid by payroll deduction, or the amount of premium paid, or the available Surrender Value under your Certificate.

A Certificate also will terminate immediately if and when the Insured ceases to be within at least one of the categories of persons that are eligible for coverage under a Certificate. Those eligibility requirements are set forth above under Definitions--Insured and require that the Insured at all times either remain a Member or be related to a Member in one of the ways there specified. Additionally, an Insured person that is eligible only as the spouse or domestic partner of a Member who is Insured will cease to be eligible if and when the Member who is Insured is no longer covered under a Certificate. However, if the Insured him/herself becomes a Member within 31 days after the termination date, you may elect to continue the Certificate uninterrupted.

If you do not make such an election within the 31-day period, or the Certificate terminates because we or NYSUT terminates the group Policy as described above, you would then have the option of electing to convert your coverage to an individual policy as described in the immediately following paragraph. Either of these elections must be received at the Home Office (and, as the case may be, the insured has become a Member or we have received the required first premium under the conversion policy at our Home Office) within the 31-day period. Otherwise, with appropriate spousal consent, we will pay you the Certificate's Surrender Value, calculated at the end of the last Valuation Period during which it was in force.

The conversion privilege is available only within the 31-day period following termination of the group Policy by NYSUT or us or termination of a Certificate upon the Insured's ineligibility for continued coverage thereunder. The conversion policy will be one or more permanent plans of insurance that we will make available for that purpose. The amount of coverage under the conversion policy will be the same as that under Certificate at its termination date, and no additional evidence of insurability will be required. We cannot provide assurance, however, that the terms of the conversion policy will not involve additional charges or otherwise be less attractive to you than the Certificates. We reserve the right to permit only the initial premium for the conversion policy to be paid at the time of conversion and to distribute to you the rest of the Surrender Value as of the Certificate's termination date.

Income taxes may be payable with respect to such partial distribution or any other distribution of Surrender Value following termination of a Certificate. (See Tax Matters)

If a timely conversion request has been received, and the Insured dies before the new policy is issued, we will pay a death benefit in the amount of the coverage that would have been converted. If a conversion request has not been received, however, we will pay that benefit only if the insured dies within the 31-day conversion period.

Also NYSUT, by agreement with us, may make changes in your Certificate (and your coverage), without your consent.

We reserve the right at any time to cease issuing new Certificates to any class or classes of Members or their relations.

Certificate VALUES

TOTAL ACCOUNT VALUE

Amounts allocated under a Certificate to a Variable Option of the Separate Account are credited in the form of Accumulation Units of that Variable Option, based on such units' then Accumulation Unit Value. The number of Accumulation Units credited is determined by dividing the amount being allocated by the appropriate Accumulation Unit Value. Since each Variable Option has a unique Accumulation Unit Value, if you have elected a combination of Variable Options you will have Accumulation Units credited to your Separate Account Value for each Variable Option.

The Total Account Value of your Certificate is determined by: (a) multiplying the total number of Accumulation Units credited to the Certificate for each applicable Variable Option by its appropriate current Accumulation Unit Value;
(b) if you have elected a combination of Variable Options, totaling the resulting values; and (c) adding any Fixed Account Value and any Loan Account Value.

The number of Accumulation Units credited to a Certificate will not be changed by any subsequent change in the value of an Accumulation Unit or the investment performance of the related Fund. The number is increased by any subsequent allocation of Net Premiums or other account value to the Variable Option. Similarly, whenever any account value is removed from the Variable Option (such as upon transfer, Full or Partial Surrender, Certificate Loan or Monthly Deduction allocated to that option), a number of Accumulation

Units in that Variable Option will be cancelled whose aggregate then-current Accumulation Unit Values equal the amount being removed from the Variable Option.

The Fixed Account Value includes all amounts allocated to the Fixed Account under a Certificate and any interest credited thereon. The Fixed Account Value is reduced by amounts removed from the Fixed Account, such as upon a transfer, Full or Partial Surrender, Certificate Loan or Monthly Deduction allocated to the Fixed Account.

You will be advised at least annually as to the number of Accumulation Units which remain credited to your Certificate, the current Accumulation Unit Values, the Separate Account Value, the Fixed Account Value, and the Total Account Value. (See Reports to Owners)

ACCUMULATION UNIT VALUE

The value of an Accumulation Unit for any Valuation Period is determined by multiplying (a) the value of an Accumulation Unit for the immediately preceding Valuation Period by (b) the sum of 1 plus the net investment rate for the current period for the appropriate Variable Option.

The net investment rate equals (a) the value of the net assets of the Variable Option held in the Separate Account at the end of a Valuation Period, before any adjustment for amounts allocated to or removed from the Variable Option during the period; minus (b) the value of the net assets of the Variable Option held in the Separate Account at the beginning of that Valuation Period, adjusted by any taxes or provisions for taxes attributable to the operation of the Separate Account; divided by (c) the value of the Variable Option's Accumulation Units held in the Separate Account at the beginning of the Valuation Period; minus (d) the rate of any applicable daily charge for mortality and expense risks.

MATURITY VALUE

The Maturity Value of a Certificate is the Surrender Value on the Maturity Date. All or part of the Surrender Value may be applied to one or more of the Settlement Options. (See Certificate Settlement)

Certificate RIGHTS

FULL SURRENDERS

By Written Request, you may surrender a Certificate for its Surrender Value at any time before the Maturity Date while the Insured is alive. All insurance coverage under the Certificate will end on the date of the Full Surrender. The Surrender Value will equal the Total Account Value on the date of surrender, less the Loan Account Value and less any unpaid accrued interest. We may require return of the Certificate for a Full Surrender.

The Surrender Value is computed as of the end of the Valuation Period in which we receive your Written Request (with appropriate spousal consent).

PARTIAL SURRENDERS

By Written Request (with appropriate spousal consent), you may, at any time after the first Certificate Year, partially surrender your Certificate.

The minimum amount of any Partial Surrender is $500. We may also charge an administrative fee of up to $25 or, if less, 2% of the amount surrendered. Any Partial Surrender and any related administration charge will be deducted on a Pro-Rata Basis from each investment option in use under the Certificate.

If the Death Benefit Option for a Certificate is Option 1, a Partial Surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value each will be reduced by the amount of the surrender. However, we will not allow a Partial Surrender if the Specified Amount will be reduced below the minimum Specified Amount set forth in the Certificate Specifications. Nevertheless, if the Death Benefit for the Certificate immediately prior to the surrender is determined based on the Net Single Premium, the Partial Surrender may not reduce the Specified Amount. A reduction in the Specified Amount will cause a reduction in the required Basic Monthly Premiums for the 5-year No Lapse Coverage and may cause an increase in your current Cost of Insurance rate if a Specified Amount is reduced from $250,000 or more to an amount less than $250,000 (see Monthly Deduction). The future premium required to maintain the 5-year No Lapse Coverage will be based on the new Specified Amount and will be set forth in a supplemental Certificate Specifications page that will be delivered to you.

If the Death Benefit Option for a Certificate is Option 2, a Partial Surrender will reduce both the Total Account Value and the Death Benefit by the amount of the surrender, but the Specified Amount will not be reduced.

PAID-UP NONFORFEITURE OPTION

By Written Request, you may elect, at any time before the Maturity Date, to continue your Certificate as fixed (non-variable) paid-up life insurance.

The Surrender Value will be applied as a Net Single Premium to determine the Specified Amount of the paid-up insurance. The cost of the paid-up insurance will be based on the guaranteed maximum Cost of Insurance rates in the Certificate and an interest rate of 4% compounded annually. However, the Specified Amount of the paid-up insurance cannot exceed the Death Benefit under the Certificate as of the effective date of the paid-up insurance. Any excess Surrender Value will be distributed to you and will be treated as a partial distribution for federal income tax purposes. (See Tax Matters) The effective date of the paid-up coverage will be the first Monthly Deduction Day that occurs on or after our receipt of your Written Request.

Full Surrenders and Certificate Loans, as described in this Prospectus, will be allowed if the Certificate is continued in force as paid-up insurance. However, all supplemental rider benefits will terminate and will be unavailable with the paid-up coverage. The surrender value will be the Net Single Premium for the paid up insurance on the date of surrender, less any outstanding loan balance. Partial Surrenders will not be available.

Proceeds payable under this option upon death of the Insured or maturity will equal the Specified Amount less any Certificate Loans and accrued unpaid interest under the paid up insurance. See "Tax Matters" for a discussion of possible tax consequences resulting from your electing the paid-up nonforfeiture option.

GRACE PERIOD

If the Certificate is within a 5-year period during which the No Lapse Coverage could have been maintained, and the Surrender Value is insufficient to allow a Monthly Deduction on the Monthly Deduction Day, we will allow you 61 days to pay a premium. That premium must be at least sufficient to allow the Monthly Deduction, although we may in our discretion require instead payment of a premium that is at least the lesser of (a) the amount of unpaid Basic Monthly Premiums necessary to bring the No Lapse Coverage back into effect or (b) an amount sufficient to cover all uncollected Monthly Deductions (including any that we were unable to collect while any No Lapse Coverage was in effect).

If the Certificate is no longer within a 5-year period within which No Lapse Coverage could have been maintained, and the Surrender Value is insufficient to allow a Monthly Deduction on the Monthly Deduction Day, we will allow you 61 days to pay a premium sufficient to allow the Monthly Deduction. In our discretion, we may also require payment of an additional premium in the amount we estimate would be necessary to keep the Certificate in force for two additional months.

Written notice will be mailed to your last known address, according to our records, not less than 61 days before termination of the Certificate. This notice will also be mailed to the last known address of any assignee of record. During the days of grace, the Certificate will stay in force. If the Insured dies during the grace period, we will pay a Death Benefit. (See Death Benefit)

If payment is not made within 61 days after the Monthly Deduction Day, the Certificate will terminate without value at the end of the Grace Period. The termination will be effective on the Monthly Deduction Day for the first unpaid Monthly Deduction.

REINSTATEMENT OF A LAPSED CERTIFICATE

If the Certificate terminates following its Grace Period, it may be reinstated. However, you must apply for reinstatement within 5 years after the date of termination and before the Maturity Date. Also, we must receive evidence of the Insured's current insurability that is satisfactory to us, as well as a premium payment that at least equals the amount that we specify.

Monthly Deductions and investment performance will recommence on the Monthly Deduction Day on or first following our approval of the reinstatement. Nevertheless, we will pay the reinstated Death Benefit if the Insured dies prior to that date but after we have received a reinstatement request and all payments and information required for us to grant the request.

Supplemental benefit riders will be reinstated only with our consent. Any Certificate Loan will be reinstated and any prior uncollected Monthly Deductions will remain due only if the Certificate lapsed within a 5-year No Lapse Coverage period that has not yet expired by the time of reinstatement. (See 5-year No Lapse Coverage Provisions) Any portion of the No Lapse Coverage period that still remains by the time of reinstatement will also be restored. In that case, you may put the No Lapse Coverage into effect for any time during such remaining period as of which you have paid at least the cumulative amount of all Basic Monthly Premiums required to date for this purpose (including any amount of unpaid Basic Monthly Premiums due for periods prior to the reinstatement).

A reinstatement may result in restarting the test used for determining whether the Certificate is a Modified Endowment Contract. (See Tax Matters)

CERTIFICATE LOANS

We will grant loans at any time after the expiration of the Right of Certificate Examination and before the Maturity Date, with appropriate spousal consent. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value is 90% of the Total Account Value. The amount of the loan will be transferred out of the Fixed Account and any Variable Options on a Pro-Rata Basis and be held instead as part of the Loan Account Value. Loans and loan repayments will be effected as of the end of the Valuation Period in which we receive the Written Request for the loan or the repayment, respectively.

The loan may be repaid in full or in part at any time prior to the Maturity Date, as long as the Certificate is in force and the Insured is alive. The amount necessary to repay all loans in full is the Loan Account Value plus any accrued interest. Loan repayments will be allocated to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan was taken. The Loan Account Value will be reduced by payments you identify as loan repayments. All other payments will be considered premium payments.

The amount of interest earned on the Loan Account Value and the amount of interest charged to you on a loan depends on whether the loan is considered a hardship or education loan, as defined in our administrative procedures at the time. Beginning in the 11th Certificate Year, the interest rate charged on education or hardship loans and the interest rate credited to the related Loan Account Value is 4%. For all other loans, the current loan interest rate charged is 8% and the related Loan Account Value will earn interest at a guaranteed minimum rate of 4%; however, we may credit interest in excess of this rate, in our sole discretion.

Accordingly, even if the loan is repaid, the amount of the Death Benefit and the Certificate's Surrender Value may be permanently affected, since the Loan Account Value is credited with interest rather than with the investment experience of the Funds.

Interest is due and payable on each Certificate Anniversary, the date the Certificate ends or upon full repayment of the Loan Account Value. Any interest not paid when due will be added to the Loan Account Value on the Certificate Anniversary and will itself bear interest on the same terms.

Federal income tax consequences of Certificate Loans are discussed under Tax Matters.

Certificate CHANGES

You may make certain changes to your Certificate, as described below, by submitting a Written Request to our Home Office. Supplemental Certificate Specifications and/or a notice confirming the change will be sent to you once the change is completed. Any change that decreases a $250,000 or larger Specified Amount to less than $250,000 (or vice-versa) can cause an increase (or decrease) in your current Cost of Insurance Rate. (See Monthly Deduction)

INCREASE IN SPECIFIED AMOUNT

Increases will be allowed at any time while a Certificate is in force if satisfactory evidence of insurability for the Insured is provided. The Surrender Value immediately after an increase must be at least three times the sum of (a) the most recent Monthly Deduction from the Total Account Value and
(b) the Specified Amount of the increase multiplied by the applicable Cost of Insurance rate divided by 1000. Specified Amount increases must be requested in multiples of $1,000. Any maximum limit on the Specified Amount will be set forth in the Certificate Specifications.

The Issue Date for any increase will be shown in the supplemental Certificate Specifications. The 5-year period of the No Lapse Coverage provision applicable to the increase will restart on the Issue Date of the increase. The Basic Monthly Premium for this purpose will be adjusted when the Specified Amount is increased.

For possible tax  consequences  of an increase in  Specified  Amount,  see Tax
Matters.

DECREASE IN SPECIFIED AMOUNT

You may decrease the Specified Amount of a Certificate after the 5th Certificate Year. However, we will not allow a decrease in the Specified Amount if the Specified Amount would be reduced below the minimum Specified Amount set forth in the Certificate Specifications or if it would cause the Certificate to be treated as other than life insurance for income tax purposes.

The Issue Date of the decrease will be the Monthly Deduction Day on or next following the date on which your Written Request is received. The decrease will reduce any past increases in the reverse order in which they occurred. (This same order will also be followed for decreases in Specified Amount resulting from changes in Death Benefit Option or a Partial Surrender.) If the 5-year No Lapse Coverage provision is still applicable, the Basic Monthly Premium for that purpose will be adjusted to be based on the reduced Specified Amount.

A Specified Amount decrease can cause a Certificate to be taxed as a Modified Endowment. For a discussion of tax considerations in connection with Specified Amount decreases, see Tax Matters.

CHANGE IN DEATH BENEFIT OPTION

Changes from Option 1 to Option 2 will be allowed at any time while the Certificate is in force. The Specified Amount will be reduced to equal the Specified Amount less the Total Account Value at the time of the change. Changes from Option 2 to Option 1 also will be allowed at any time while the Certificate is in force. The Specified Amount will be increased to equal the Specified Amount plus the Total Account Value as of the date of the change. If the Death Benefit at the time of the change is determined based on the Net Single Premium, the new Specified Amount may be calculated differently from the foregoing description.

We will not allow a change in the Death Benefit Option if the Specified Amount will be reduced below the minimum Specified Amount set forth in the Certificate Specifications or if it would cause the Certificate to be treated as other than life insurance for income tax purposes. Also, evidence of insurability may be required. The change will take effect on the Monthly Deduction Day on or next following the date on which your Written Request is received and, in cases where evidence of insurability is required, we approve the increase.

Following any change in Death Benefit Option, the Basic Monthly Premium will be adjusted so that it will be based on the new Specified Amount. A change in Death Benefit Option may restart the test for determining whether a Certificate is a Modified Endowment Contract for federal income tax purposes. (See Tax Matters)

RIGHT OF CERTIFICATE EXAMINATION

The Certificate has a free look period during which you may examine your Certificate. If for any reason you are dissatisfied, it may be returned to us or to our representative within 10 days of receipt. Upon its return to our Home Office, your Certificate will be deemed void from its beginning. The amount refunded will be (a) the premiums paid, adjusted for any positive or negative investment performance in the Separate Account (but not deducting any charges made under the Certificate) or (b) where required by state law, all payments made.

SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to a Certificate are listed below. The riders contain other terms and conditions, about which you can obtain information from your Aetna representative.

    DISABILITY BENEFIT RIDER provides for a credit of the benefit amount described in the rider in the event of the total disability of the covered Insured. The Specified Amount generally may not be increased during the time while benefits are being provided under this rider.

    ACCELERATED DEATH BENEFIT RIDER provides for the advance payment to the Owner of a portion of the Specified Amount if the Insured provides requisite evidence of less than one year's life expectancy. There is no charge for this rider.

    ACCIDENTAL DEATH BENEFIT RIDER provides for the payment of up to $250,000 to provide a double Death Benefit if the Insured dies as a result of an accident as defined in the rider.

Other riders for supplemental benefits may become available under the Certificate from time to time. The charges for such riders will be set forth in your Certificate Specifications. Supplemental benefit riders may be added or cancelled by the Owner at any time, pursuant to our procedures then in effect. Any change you make in supplemental benefits may cause us to revise the Basic Monthly Premium, in which case the new amount will be set forth in a supplemental Certificate Specifications page that we will provide to you. Any change in supplemental benefit rider coverage may also have tax consequences. (See Tax Matters)

Certificate SETTLEMENT

Proceeds are generally payable by the Company in a lump sum upon the death of the Insured or upon Full Surrender or upon maturity. As to Death Benefit proceeds (but not any other type of proceeds) you may elect one or more of the Settlement Options discussed below. We may agree to other Settlement Options in our discretion.

A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its receipt at our Home Office. If no Settlement Option has been elected by you when proceeds become payable, the payee may make the election. If the Certificate has been assigned, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected. The payee is entitled to exercise any rights and privileges that are permitted under a Settlement Option.

No fixed or variable Settlement Option may be elected that would result in a first payment of less than $50 or that would result in total yearly payments of less than $250. If the proceeds payable are insufficient to elect an option for these minimum amounts, a lump-sum payment must be elected. We may refuse to permit a Settlement Option if the payee is not a natural person. Also, the Annuitant's age (plus the number of years for which any payments under the annuity option chosen) may not exceed 95 years.

The several Settlement Options may differ in their tax consequences.

SETTLEMENT OPTIONS

The Settlement Options listed below are available under the Certificates. Options 1, 2 and 3 are available on either a fixed payment or a variable payment basis. The amount of the first payment under Options 1, 2 and 3 (whether on a fixed or variable basis) is determined, based on the option chosen, using the annuity rates specified in the Certificate. This rate is the same regardless of whether an Annuitant is male or female.

For a fixed Settlement Option, the amount of the first and each subsequent payment is the same. That amount will be based on an interest rate at least 3%.

If our then current settlement option rate would provide higher payments on a comparable fixed premium annuity at the time payments commence, we also will use the higher rate for fixed Settlement Options under a Certificate.

For a variable Settlement Option, the first payment is determined using an assumed interest rate of 3.5% or 5% whichever has been specified by the Owner or payee, as the case may be. Subsequent payments will vary based on Fund performance as discussed below under Calculation of Variable Payment Settlement Option Values. The initial payment will be higher if 5% is elected as the assumed interest rate; but subsequent payments will increase less with favorable Fund performance (and decrease more with unfavorable Fund performance) than if 3.5% is elected.

Except to the extent noted below for Option 1, no withdrawals from or changes of a Settlement Option may be made under Options 1, 2 and 3.

    OPTION 1 - Payments for a stated number of years, but no more than thirty. The period must be for at least five years, but if variable payments are selected, you may withdraw all or a portion of the remaining payments at any time.

    OPTION 2 - Payments for the lifetime of the Annuitant. If also chosen, we will guarantee payments for a number of years from 5 to 30 or a "cash refund" upon the Annuitant's death. The cash refund election is available only if all amounts allocated to this Option 2 are on a fixed basis and are subject to that election. The amount of the cash refund is the difference between the amount applied to this annuity option at the time of settlement and the total amount of payments received under the option prior to the Annuitant's death.

    OPTION 3 - Life Income Based Upon the Lives of Two Annuitants - payments during the joint lifetimes of two Annuitants. Payments will continue until both Annuitants have died. When this option is chosen, a choice must be made of (a) 100%, 66 2/3% or 50% of the payment to continue after the first death; (b) payments for a minimum of 5 to 30 years, with 100% of the payment to continue after the first death; (c) 100% of the payment to continue to the surviving Annuitant if the survivor is the original payee, and 50% of the payment to continue to the survivor if the surviving Annuitant is the second payee; or (d) 100% of the payment to continue after the first death, with a "cash refund" feature comparable to that described for Option 2 above.

    OPTION 4 - Payment of interest on the sum left with us at 3% or such higher rate as we may, in our sole discretion, declare. After commencement of this option, the payee may make a Written Request to receive all or a portion of the amount held under this option as a lump sum or have it applied to [one or more of] the other available Settlement Options.

Upon the death of the Annuitant(s) (or the payee under Option 4), the current value of the funds held under Option 4, and the present value of any remaining guaranteed payments under the other Options will be paid. Any remaining guaranteed payments will continue to be received by the beneficiary unless the beneficiary elects to receive the present value of any remaining guaranteed payments in a lump sum. If the beneficiary subsequently dies, the present value of any remaining guaranteed payments will be paid in one sum to the beneficiarys' estate.

Although the foregoing discussion of Settlement Options is in terms of monthly payments, an election also may be made to receive quarterly, semi-annual or annual payments instead.

CALCULATION OF VARIABLE PAYMENT SETTLEMENT OPTION VALUES

Variable Settlement Options will be supported by the then available Funds of the Company's Variable Annuity Account B (Account B), a separate account very similar to the Separate Account, except that Account B supports variable annuity benefits, rather than variable life insurance benefits. We reserve the right to impose a maximum of four on the number of Funds that can be used at any one time for a Settlement Option. We will provide an Account B prospectus in connection with selection of a Settlement Option. That prospectus will describe the available Funds, the costs and expenses of such Funds and the charges imposed on Account B. Such Funds may be, and the charges imposed on Account B are expected to be, different from those that relate to the Separate Account prior to commencement of a Settlement Option. Accordingly, you should review the Account B prospectus, as well as the prospectuses for Account B's underlying Funds, prior to selecting any variable payment Settlement Option.

The amount of each variable annuity payment after the first is determined pursuant to a formula described in the Certificates that is generally used by actuaries for making such calculations. Speaking generally, if the total return of the Fund for any month, less a deduction currently equivalent to an annual rate of 1.25% for mortality and expense risks which we expect to result in a profit to us, exceeds the Settlement Option's assumed interest rate (3.5% or 5%, as discussed above), the next variable payment will be larger than the previous one. On the other hand, if the Fund's total return for any month, as so adjusted, is less than the assumed interest rate, the next variable payment will be smaller than the previous one. The amount of any such increases or decreases in variable annuity payments does not bear a direct relationship to the Fund's total returns.

You may make transfers among Funds under our administrative procedures in effect at the time. Currently, we limit the number of transfers to four per Calendar Year, but we can change this limit in the future.

The COMPANY AND MANAGEMENT

Aetna Life Insurance and Annuity Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States. The Company is an indirect wholly-owned subsidiary of Aetna, Inc., a publicly traded financial services Company, whose principal offices are at the same location as the Company's Home Office.

The Company serves as the principal underwriter for the securities offered hereunder and also acts as the principal underwriter for Variable Annuity Accounts B, C and G (separate accounts of the Company registered as unit investment trusts), and Variable Annuity

Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust). Additionally, the Company is the investment adviser for the following registered management investment companies: Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Series B and C of Aetna GET Fund, Aetna Series Fund, Inc., Aetna Generation Portfolios, Inc., and Aetna Variable Portfolios, Inc. The Company is also the depositor of Variable Annuity Accounts B, C and G.

The following are the Directors and Executive Officers of Aetna Life Insurance and Annuity Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office.

      NAME                 POSITION WITH THE COMPANY              PRINCIPAL OCCUPATION DURING PAST FIVE YEARS

Daniel P. Kearney          Director, President and                President (since December 1993), Aetna Life
                           Chairman, Executive Committee          Insurance and Annuity Company; Executive Vice
                           (Principal Executive Officer)          President (since December 1993), and Group
                                                                  Executive, Financial Division (February 1991-
                                                                  December 1993), Aetna Life and Casualty
                                                                  Company.

Christopher J. Burns       Director and Senior Vice               Senior Vice President, Sales & Service (since
                           President                              February 1996) and Senior Vice President, Life
                                                                  (March 1991-February 1996), Aetna Life
                                                                  Insurance and Annuity Company.

Laura R. Estes             Director and Senior Vice               Senior Vice President, Manage/Design Products
                           President                              and Services (since February 1996), and Senior
                                                                  Vice  President,  Pensions  (March  1991-February
                                                                  1996), Aetna Life Insurance and Annuity Company.

Timothy A. Holt            Director, Senior Vice                  Senior Vice President, Strategy & Finance, and
                           President and Chief                    Chief Financial Officer (since February 1996),
                           Financial Officer                      Aetna Life  Insurance and Annuity  Company;  Vice
                                                                  President, Portfolio Management/Investment Group
                                                                  (August 1992-February 1996); Aetna Life and
                                                                  Casualty Company; Treasurer (February 1990-July
                                                                  1991), Aeltus Investment Management, Inc.


                                                         26


Gail P. Johnson            Director and Vice President            Vice President, Service and Retain Customers
                                                                  (since February 1996); Vice President, Defined
                                                                  Benefit Services (September 1994-February 1996);
                                                                  Vice President, Plan Services, Pensions and
                                                                  Financial Services (December 1992-September
                                                                  1994); Managing Director, Business Strategy (July
                                                                  1991-December 1992); Assistant Vice President,
                                                                  Portfolio Management, Financial Division (June
                                                                  1987-July 1991), Aetna Life Insurance and Annuity
                                                                  Company. John Y. Kim Director and Senior Vice
                                                                  President (since December 1995), Aeltus President
                                                                  Investment Management, Inc.; Chief Investment
                                                                  Officer (since May 1994), Aetna Life and Casualty
                                                                  Company; Managing Director (September 1993-April
                                                                  1994), Mitchell Hutchins Institutional Investors
                                                                  (New York, New York); Vice President and Senior
                                                                  Portfolio Manager (October 1991-August 1993), and
                                                                  Vice President, Investor Relations (1990-1992),
                                                                  Aetna Life and Casualty Company.


John Y. Kim                Director and Senior Vice               President (since December 1995), Aeltus
                           President                              Investment Management, Inc.; Chief Investment
                                                                  Officer (since May 1994), Aetna Life and
                                                                  Casualty Company; Managing Director
                                                                  (September 1993-April 1994), Mitchell Hutchins
                                                                  Institutional Investors (New York, New York);
                                                                  Vice President and Senior Portfolio Manager
                                                                  (October 1991-August 1993), and Vice President,
                                                                  Investor Relations (1990-1992), Aetna Life and
                                                                  Casualty Company.


Shaun P. Mathews           Director and Vice President            Vice President, Products Group (since February
                                                                  1996); Senior Vice President, Strategic Markets
                                                                  and Products (February 1993-February 1996); and
                                                                  Senior Vice President, Mutual Funds (March
                                                                  1991-February 1993), Aetna Life Insurance and
                                                                  Annuity Company.

Glen Salow                 Director and Vice President            Vice President, Information Technology (since
                                                                  February 1996), Vice President, Information
                                                                  Technology, Investments and Financial Services
                                                                  (February 1995-February 1996); Vice President,
                                                                  Investment Systems (1992-1995), AIT--Aetna Life
                                                                  Insurance Company and Annuity Company; Senior
                                                                  Vice President (December 1986-August 1992),
                                                                  Lehman Brothers.

Creed R. Terry             Director and Vice President            Vice President, Select and Manage Markets (since
                                                                  February 1996), Market Strategist (August
                                                                  1995-February 1996)--Aetna Life Insurance and
                                                                  Annuity Company; President (1991-1995), Chemical
                                                                  Technology Corporation (a subsidiary of Chemical
                                                                  Bank).

Zoe Baird                  Senior Vice President and              Senior Vice President and General Counsel
                           General Counsel                        (since April 1992), Vice President and General
                                                                  Counsel (July 1990-April 1992), Aetna Life and
                                                                  Casualty Company.


                                                         27


Deborah Koltenuk           Vice President, Treasurer, and         Vice President, Investment Planning and
                           Corporate Controller                   Financial Reporting (April 1996-July 1996) --
                                                                  Aetna Life Insurance Company; Vice President,
                                                                  Investment Planning and Financial Reporting
                                                                  (October 1994-April 1996) within the Aetna
                                                                  organization; Assistant Vice President, Finance
                                                                  and Administration (June 1994-October 1994)
                                                                  within the Aetna organization; Controller
                                                                  (September 1993-June 1994) Aetna Information
                                                                  Technology; Assistant Vice President (December
                                                                  1990-September 1993), within Aetna Organization.

Frederick D. Kelsven       Vice President and Chief               Director of Compliance (January 1985-
                           Compliance Officer                     September 1996) -- Nationwide Life Insurance
                                                                  Company.

ADDITIONAL INFORMATION

REPORTS TO OWNERS

The Company will maintain all records relating to the Separate Account and the Certificates. At least once in each Certificate Year, the Company will send you a report containing Certificate Values (see Total Amount Value) as of the most recent Certificate Anniversary. If any portion of your Total Account Value is allocated to the Separate Account, you will receive such additional periodic reports as may be required by the SEC.
(See Right to Instruct Voting of Fund Shares)

RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will generally vote the shares of each of the Funds held in the Separate Account in accordance with instructions received from variable life owners having a voting interest in the Funds. Owners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares which you have a right to vote with respect to a Fund will be determined, as of a record date established by the Fund, by dividing the portion of your Total Account Value attributable to that Fund by the net asset value of one share in the Fund. Fund shares held by the Separate Account for which no timely instructions are received and Fund shares which are not otherwise attributable to variable life owners will be represented by us at the meeting and voted in the same proportion as the voting instructions which are received from such owners participating in each Fund through the Separate Account.

Notwithstanding the foregoing, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in our own right, we may elect to do so. Also, under certain limited circumstances, current law permits us to disregard voting instructions. In that event, a summary of and the reasons for such action will be included in the next annual report to Owners.

STATE REGULATION

The Certificates will be offered for sale in states selected by the Company, in its sole discretion, where one or more eligible purchasers reside. The Company is subject to regulation and supervision by the Insurance Department of the State of Connecticut, which periodically examines its affairs. The Company is also subject to the insurance laws and regulations of all other jurisdictions where it is authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of those jurisdictions, for the purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL MATTERS

The Company knows of no material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in this Prospectus has been passed on by Susan E. Bryant, Counsel with the Company's Law Department.

THE REGISTRATION STATEMENT

A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

DISTRIBUTION OF THE CERTIFICATES

The Company will serve as principal underwriter of the securities offered hereunder, as defined by the federal securities laws. The Certificates will be distributed by Aetna Investment Services, Inc. ("Aetna Services"), which is an affiliate of the Company. The Company and Aetna Services are registered as broker-dealers with the SEC and are members of the National Association of Securities Dealers, Inc. All persons offering or selling the Certificates will be registered representatives of Aetna Services, and will also be licensed as the Company's insurance agents to sell variable life insurance.

Salespersons will be compensated for sales of the Certificates on salaried basis or on a commission. The maximum sales commission to be paid for Certificate distribution is 25% of the first year premium up to 12 Basic Monthly Premiums. In the event of an increase in Specified Amount, the maximum sales commission will be 25% of 12 times the amount of Basic Monthly Premium attributable to the increase. The maximum sales commission on all other premiums is 2% through the 15th Certificate year, or the 15th year following a Specified Amount increase.

EXPERTS

KPMG Peat Marwick, LLP, CityPlace II, Hartford, Connecticut, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and the review of filings made with the SEC. [The financial statements of the Separate Account and the Company will be provided in a Pre-Effective Amendment to the Registration Statement.]

Actuarial matters in this Prospectus have been examined by Gregory Chicares, FSA, MAAA, Pricing Actuary of the Company. His opinion is filed as an exhibit to the Registration Statement filed by the Company with the SEC.

Tax MATTERS

The following is a discussion of certain federal income tax considerations relating to the Certificates. This discussion is based on the Company's understanding of federal income tax laws and regulations as they now exist. These laws and regulations are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Certificate described in this Prospectus should seek competent tax advice.

FEDERAL TAX STATUS OF THE COMPANY

The Company is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended ("Code"). For federal income tax purposes, the operations of the Separate Account form a part of the Company's total operations and are not taxed separately, although operations of the Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account (i.e., income, capital gains and dividends distributed to the Separate Account by the Funds) are reinvested without tax, since the Code does not impose a tax on the Separate Account for these amounts. The Company reserves the right, however, to make a deduction for such taxes should they be imposed in the future.

LIFE INSURANCE QUALIFICATION

Section 7702 of the Code provides a definition of life insurance for tax purposes. The Company believes that the Certificates meet this statutory definition of life insurance. As a result, and if the diversification standards of Section 817(h) of the Code (discussed below) are also satisfied, then (a) Death Benefits paid under a Certificate, as well as benefits under the Accelerated Death Benefit and Accidental Death Benefit riders, should generally be excluded from the gross income of the recipient for federal income tax purposes, and (b) an Owner should not generally be taxed on any increase in the Total Account Value under a Certificate, prior to actual receipt by the Owner of a distribution thereof.

The Company intends to comply with Sections 7702 and 817(h) of the Code and therefore reserves the right to make such changes as it deems necessary to ensure such compliance. Any such changes will apply uniformly to affected
Owners and will be made only after advance written notice. In some cases, moreover, in order to assure that a Certificate continues to qualify and be taxed as life insurance, the Company may need to distribute amounts that may be includible in the Certificate Owner's taxable income.

GENERAL RULES

Upon the Full Surrender, maturity or cancellation of any Certificate, whether or not it is a Modified Endowment Contract (discussed below), the Owner will be taxed on the Surrender Value to the extent that it exceeds the total premiums paid less prior untaxed distributions from the Certificate. The amount of any unpaid Certificate Loan will, upon surrender, be added to the Surrender Value for tax purposes and will be treated for this purpose as if it had been received as a distribution. For tax purposes, amounts an Owner receives in return for assigning any interest in, or designating a new Owner of, a Certificate also would be treated as a distribution.

If the Certificate is not a Modified Endowment Contract, the proceeds of any full or Partial Surrenders or other partial distributions made after the first 15 Certificate Years are generally not taxable, unless the total amount received due to such surrenders or other distributions from the Certificate exceeds total premiums paid less prior untaxed distributions from the Certificate. However, Partial Surrenders and other partial distributions made within the first 15 Certificate Years may be taxable, under a complicated formula, if the Surrender Value plus any unpaid Certificate debt exceeds the total premiums paid less the untaxed portion of any prior distributions from the Certificate. This result may occur even if the total amount of distributions from the Certificate to that date does not exceed total premiums paid to that date.

Loans received under a Certificate will ordinarily be considered indebtedness of the Owner, and, assuming the Certificate is not considered a Modified Endowment Contract, Certificate Loans will not be treated as current partial distributions subject to tax. Generally, amounts of loan interest paid by Owners will be considered nondeductible "personal interest."

MODIFIED ENDOWMENT CONTRACTS

A Certificate will be considered a Modified Endowment Contract if it fails the "7-pay test." A Certificate fails the 7-pay test if, at any time in the first seven Certificate Years, the amount paid into the Certificate exceeds the amount that would have been paid had the Certificate been designed to become paid up after payment of seven equal annual premiums. A new 7-pay test begins at any time a material change takes effect. A material change, for example, may include a change in Death Benefit Option, reinstatement of a lapsed Certificate, an assignment or change of Owner, an increase or decrease in the Specified Amount (including a decrease resulting from a Partial Surrender), the addition or cancellation of benefits under a Disability Benefit Rider or Accidental Death Benefit Rider, or payment of premiums at a time when the Death Benefit is computed based on the Net Single Premium.

In the event of a reduction in future benefits during the first seven Certificate Years (or within the first seven Certificate Years after a material change), the 7-pay test will be recalculated retroactively based on the reduced level of benefits. (For example, a reduction in future benefits could result if you request a decrease in Specified Amount, Partial Surrender or cancellation of certain rider benefits.) If the premiums previously paid are greater than the recalculated 7-pay test limit, the Certificate will be a Modified Endowment Contract.

A Certificate received in exchange for a Modified Endowment Contract will also be a Modified Endowment Contract.

If the Certificate is a Modified Endowment Contract, the proceeds of any full or Partial Surrenders, Certificate Loans, or other distributions from the Certificate will be currently includible in the Certificate Owner's income to the extent that the Certificate's Total Account Value immediately before payment exceeds total premiums paid (increased by the amount of distributions previously taxed and reduced by untaxed amounts previously distributed from the Certificate). All Modified Endowment Contracts purchased by you from the Company (and its affiliates) during the same calendar year, will be aggregated for purposes of determining the taxable portion of distributions from the Certificate.

Distributions during any Certificate year in which a Certificate becomes a Modified Endowment Contract and any subsequent Certificate Year will be taxed as described above. In addition, distributions from a Certificate within two years before it becomes Modified Endowment Contract also will be subject to tax in this manner. Thus, a distribution made from a Certificate that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

If the Certificate is a Modified Endowment Contract, a penalty tax equal to 10% of the amount, if any, includible in the Certificate Owner's income will also apply to the proceeds of any Certificate surrender, loan or other complete or partial distribution, unless the Owner has reached the age of 59 1/2. The penalty tax does not, however, apply to any full or partial distributions that are made while the Owner is disabled (within the meaning of the Code) or that are part of a series of equal periodic payments made not less frequently than annually for the life or life expectancy of such Owner or the joint lives (or joint life expectancies) of such Owner and his or her beneficiary (i.e., an annuity).

DIVERSIFICATION STANDARDS

Section 817(h) of the Code provides that the investment portfolios of the Funds must be "adequately diversified."

The Internal Revenue Service ("Service") has stated that a variable contract owner will be considered the owner of separate account assets (such as the Fund shares supporting a Certificate), if the owner possesses incidents of ownership in those assets (such as the ability to exercise investment control over the assets). The Service has also stated it would issue guidance through regulations or rulings on the extent to which Owners may direct their investments to particular Funds without being treated as owners of the underlying assets.

As of the date of this Prospectus, no such guidance has been issued, although the Service has informally indicated that any regulations could well limit the number of Funds or the frequency of transfers among Funds. The Company, therefore, reserves the right to modify the Certificates as necessary to attempt to prevent a Certificate Owner from being considered the owner of the underlying Fund shares supporting his or her Certificate.

If the investments were not adequately diversified, or if the Owner otherwise were considered to be the owner of such Fund shares, income and gains realized by the Separate Account with respect to such shares would be includible in the Owner's income commencing with the year of non-compliance and continuing unless and until the Company reaches a settlement of the matter with the Service.

WITHHOLDING

Generally, unless you provide us with a written election to the contrary before we make the distribution, we are required to withhold income tax from any portion of a distribution we make to you that is includible in your income. If you do not wish us to withhold tax from the payment, or if enough is not withheld, you may have to pay later. You may also have to pay penalties if your withholding and estimated tax payments are insufficient.

OTHER TAX CONSIDERATIONS

The exchange of any other life insurance for a Certificate, depending on the circumstances, may result in taxable income to the Owner, even in cases where the Owner receives no cash in the transaction. In addition, there may be state and local income tax, and also federal and state transfer, estate, gift, inheritance and other tax consequences of Certificate ownership, premium payments and receipt of Certificate proceeds depending on the circumstances of each Owner or beneficiary. The foregoing summary does not purport to be complete or to cover all situations. Counsel and other advisors should be consulted for more complete information.


Miscellaneous CERTIFICATE PROVISIONS

THE CERTIFICATES

The Certificate which you receive, the related group Policy owned by NYSUT pursuant to which the Certificates are issued, the application form you complete when you purchase the Certificate, any applications for any changes approved by us, and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Certificate. Only the President, Executive Vice President or the Corporate Secretary may agree with you to a change in the Certificate or the Policy, and then only in writing.

PAYMENT AND DEFERRAL OF BENEFITS

All benefits are payable at our Home Office. We may require submission of the Certificate before we grant Certificate Loans, make changes or pay benefits.

Payments of any Separate Account Value will ordinarily be made with 7 days after our receipt of your Written Request. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted;
(3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of Full Surrender and Partial Surrender Values, any Death Benefit in excess of the current Specified Amount, any portion of the Loan Value.

Payment of any Fixed Account Value may be deferred for up to six months, except when used to pay amounts due us.

Payment of the Death Benefit also may be delayed if the Certificate is being contested.

SUICIDE AND INCONTESTABILITY

In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of a Certificate, we will pay only a limited benefit. Generally, the benefit will consist of a refund of premiums paid, subject to a positive or negative adjustment to reflect investment performance in the Separate Account. In most states, if the Insured dies by suicide while sane or insane, within 2 years from the Issue Date of any increase in coverage, we will pay as to that increase only the amount of prior Monthly Deductions that were attributable to that increase.

In most states, with respect to statements made in the initial application form or any subsequent application, we will not contest any coverage under a Certificate after it has been in force for 2 years from its Issue Date. Notwithstanding the foregoing, if the Age of the Insured is misstated, regardless how long the coverage has been in effect, the amount of the Death Benefit will be adjusted to reflect the coverage that would have been purchased by the most recent pre-Maturity Date Monthly Deduction at the correct Age.

PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Certificate are subject neither to claims by a beneficiary's creditors nor to any legal process against any beneficiary.

NONPARTICIPATION

The Certificate is not entitled to share in the divisible surplus of the Company. No dividends are payable.

CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Certificate, you may change the Owner and/or the beneficiary or beneficiaries, or both, at any time while the Certificate is in force. A request for such change must be made by Written Request. After we have agreed, in writing, to the change, it will take effect as of the date on which your Written Request was signed. Death Benefit proceeds payable on death of the Insured will be paid to each named beneficiary as specified in your then effective beneficiary designation. If no named beneficiary is living at the date of the Insured's death, all proceeds will be payable to the Owner or the Owner's estate.

A Certificate may also be assigned. No assignment of a Certificate will be binding on us unless made in writing and sent to us at our Home Office. The Company will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If the Company fails to follow its procedures, it would be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the Owner and the interest of the beneficiary will be subject to the rights of any assignee of record.

Assignment  or change  of Owner can have  adverse  tax  consequences.  See Tax
Matters.

PERFORMANCE REPORTING AND ADVERTISING

From time to time, the Company may advertise different types of historical performance for the Variable Options of the Separate Account available under the Certificates. We may also distribute sales literature that compares the percentage change in Accumulation Unit Values for any of the variable options to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other mutual funds that have investment objectives similar to the Variable Option being compared.

ILLUSTRATIONS OF DEATH BENEFIT AND TOTAL ACCOUNT VALUES

The following pages provide a hypothetical illustration of how the Option 1 Death Benefit and Total Account Values can change over time for a Certificate issued to an Age 45 preferred risk non-smoker Insured if premiums are accumulated at 5% interest per year or the investment return on the assets held in each Fund were a uniform gross annual rate of 0%, 6%, and 12%, respectively, based upon a number of assumptions.

There are two pages of values. The first page illustrates the assumption that the guaranteed maximum Cost of Insurance rates and other charges at maximum rates are charged in all years. The second page illustrates the assumption that the current scale of Cost of Insurance rates for a $__________ Specified Amount and other charges at current rates are charged in all years.

The values shown in these illustrations vary according to assumptions used for charges and gross rates of investment return. The actual investment returns experienced by the Certificates and the charges deducted may be higher or lower than those illustrated. The charges reflected on the first page consist of the maximum allowable charges under the Certificate, including 0.90% for mortality and expense risks in all Certificate Years and _____% for expenses of the Funds. The charges reflected on the second page consist of the current charges imposed under the Certificates, including 0.85% for mortality and expense risks in Certificate Years 1 through 10 only and (as is currently planned) 0% thereafter, and _____% for Fund expenses. The charge for Fund expenses reflected in the illustrations assumes that Total Account Values have been allocated equally among all Funds and represent a fixed, unweighted average of the investment advisory fees charged to each of the Funds as of December 31, 1996 (after expense reimbursements) and other operating expenses (after expense reimbursements) for the year then ended.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of _____%, _____% and ______%, respectively, during the first 10 Certificate Years, and _____%, _____% and ______%, respectively, thereafter on a current basis. On a guaranteed basis, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of ______%, _____% and ______%, respectively.

The Death Benefit and Total Account Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Certificate Years. The illustrations also assume payment of premiums as indicated, no Certificate Loans, no increases or decreases in Specified
Amount, no Death Benefit Option changes, no Partial Surrenders and no supplemental rider benefits.

The hypothetical values shown in the tables do not reflect any Separate Account charges for federal income taxes, since we are not currently making such charges. However, such charges may be made in the future, and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, or 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefit and Total Account Values shown.

Upon request, we will provide a comparable personalized illustration based upon the Age and underwriting classification of the proposed Insured, including the Specified Amount and premium requested, the proposed frequency of premium payments and any available riders requested. A fee of $25 may be charged for each such illustration. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                       FLEXIBLE PREMIUM GROUP UNIVERSAL
                      VARIABLE LIFE INSURANCE CERTIFICATE
                    UNISEX AGE 45 PREFERRED NONSMOKER RISK
                            $ BASIC MONTHLY PREMIUM
                              SPECIFIED AMOUNT $
                            DEATH BENEFIT OPTION 1
                                MAXIMUM CHARGES

                     PREMIUMS
                    ACCUMULATED                 DEATH BENEFIT
                        AT                  GROSS ANNUAL INVESTMENT                  TOTAL ACCOUNT VALUE
                    5% INTEREST                   RETURN OF                     ANNUAL INVESTMENT RETURN OF
       YEAR           PER YEAR      GROSS 0%      GROSS 6%       GROSS 12%      GROSS 0%      GROSS 6%       GROSS 12%
       ----          ----------     --------      --------       ---------      --------      --------       ---------
         1

         2

         3

         4

         5



         6

         7

         8

         9

        10



        15

        20

        25

        30

Assumes no Policy loan has been made and no supplemental rider benefits have been elected. If premiums are paid more frequently than annually, the Death Benefit could be, and the Total Account Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Owner's allocations, and the Funds' rates of return. The Total Account Values for a Certificate would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual years.

AETNA LIFE INSURANCE AND ANNUITY COMPANY
Individual Life
151 Farmington Avenue
Hartford, CT 06156
800-334-7586

VARIABLE LIFE ACCOUNT B

NYSUT Prospectus
Aetna Variable Fund
Aetna Income Shares
Aetna Variable Encore Fund Aetna Investment Advisers Fund, Inc. Aetna Ascent Variable Portfolio Aetna Crossroads Variable Portfolio Aetna Legacy Variable Portfolio Aetna Variable Index Plus Portfolio Alger American Small Cap Portfolio Fidelity VIP Equity-Income Portfolio Fidelity VIP Contrafund Portfolio Janus Aspen Growth Portfolio Janus Aspen Aggressive Growth Portfolio Janus Aspen Worldwide Growth Portfolio Janus Aspen Balanced Portfolio Janus Aspen Short-Term Bond Portfolio Scudder International Portfolio TCI Growth

Prospectus Dated [GRAPHIC OMITTED]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                       UNDERTAKING PURSUANT TO RULE 484

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


              REPRESENTATION, PURSUANT TO SECTION 26(E)(2)(A) OF
                      THE INVESTMENT COMPANY ACT OF 1940

REGISTRANT MAKES THE FOLLOWING REPRESENTATION:

[To be filed by amendment.]


                                  CONTENTS OF
                            REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     A cross-reference sheet
     One  Prospectus for the Flexible  Premium Group  Variable  Universal Life
       Insurance Policy consisting of 50 pages
     The undertaking to file reports The undertaking pursuant to Rule 484 Representation pursuant to Section 26(e)(2)(A) The signatures
Written consents of the following persons:
         A.   Consent of Independent Auditors (Included as Exhibit 8 below)
         B.   Consent of Counsel (Included as part of Exhibit 2 below)
         C.   Consent of Actuary (Included as part of Exhibit 6 below)

     The following Exhibits:

         1. Exhibits required by paragraph A of instructions to exhibits for Form N-8B-2:

          (1)       Resolution establishing Variable Life Account B(1)
          (2)       Not Applicable
          (3)(i)    Master General Agent Agreement(1)
          (3)(ii)   Life Insurance General Agent Agreement(1)
          (3)(iii)  Broker Agreement(1)
          (3)(iv)   Life Insurance Broker-Dealer Agreement(1)
          (3)(v) Restated and Amended Third Party Administration and Transfer Agent Agreement(2)
          (4)       Not Applicable
          (5)(i)    Form of Group Policy
          (5)(ii)   Form of Certificate Under Group Policy
          (5)(iii)  Form of Disability Benefit Rider*
          (5)(iv)   Form of Accelerated Death Benefit Rider*
          (5)(v)    Form of Accidental Death Benefit Rider*
          (5)(vi)   Accelerated Death Benefit Disclosure Statement*
          (6) Certificate of Incorporation and By-laws of Aetna Life Insurance and Annuity Company, Depositor(3)
          (7)       Not Applicable
          (8)(i) Fund Participation Agreement (Amended and Restated) between Aetna Life Insurance and Annuity Company, Alger American Fund and Fred Alger Management, Inc., dated as of March 31, 1995(4)
          (8)(ii) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Fidelity Distributors Corporation (Variable Insurance Products Fund) dated February 1, 1994 and amended March 1, 1996(4)
          (8)(iii) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Fidelity Distributors Corporation (Variable Insurance Products Fund II) dated February 1, 1994 and amended March 1, 1996(4)
          (8)(iv) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Janus Aspen Series dated April 19, 1994 and amended March 1, 1996(4)
          (8)(v) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Scudder Variable Life Investment Fund dated April 27, 1992 and amended February 19, 1993 and August 13, 1993(4)
          (8)(vi) Amendment dated as of February 20, 1996 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Scudder Variable Life Investment Fund dated April 27, 1992 as amended February 19, 1993 and August 13, 1993(5)
          (8)(vii) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Investors Research Corporation and TCI Portfolios, Inc., dated July 29, 1992 and amended December 22, 1992 and June 1, 1994(4)

          (9)       Not Applicable
          (10)(i)   Form of Application
          (10)(ii)  Supplements to Form of Application
          (11)      Issuance, Transfer and Redemption Procedures*

         2.   Opinion and Consent of Counsel*
         3.   Not Applicable
         4.   Not Applicable
         5.   Not Applicable
         6.   Actuarial Opinion and Consent*
         7.   Copy of Power of Attorney(8)
         8.   Consent of Independent Auditors*

*To be filed by Amendment
1.   Incorporated   by  reference  to   Post-Effective   Amendment  No.  2  to
     Registration Statement on Form S-6 (File No. 33-76004), as filed electronically on February 16, 1996.
2. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 33-75248), as filed on April 25, 1995.
3.   Incorporated   by  reference  to   Post-Effective   Amendment  No.  1  to
     Registration Statement on Form S-1 (File No. 33-60477), as filed electronically on April 15, 1996.
4.   Incorporated   by  reference  to   Post-Effective   Amendment  No.  6  to
     Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 12, 1996.
5.   Incorporated   by  reference  to   Post-Effective   Amendment  No.  3  to
     Registration Statement on Form N-4 (File No. 33-88720), as filed electronically on June 28, 1996.
6. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 (File No. 33-2339), as filed on April 25, 1995.
7. Incorporated by reference to Registration Statement on Form S-6 (File No. 33-64277), as filed electronically on November 15, 1995
8.   Included on the signature page of this Registration Statement

                                  SIGNATURES

     As required by the Securities Act of 1933, as amended, the Registrant, Variable Life Account B of Aetna Life Insurance and Annuity Company, has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, and the seal of the Depositor to be hereunto affixed and attested, all in the City of Hartford, and State of Connecticut, on this 8th day of November, 1996.

                                                    VARIABLE LIFE ACCOUNT B OF
                                                    AETNA LIFE INSURANCE AND
                                                    ANNUITY COMPANY
                                                     (Registrant)

(SEAL)

ATTEST: /s/DEANN S. ANASTASIO              By:        AETNA LIFE INSURANCE AND
        ---------------------                           ANNUITY COMPANY
        DeAnn S. Anastasio                               (Depositor)
        Assistant Corporate Secretary


                                           By: /s/DANIEL P. KEARNEY
                                               ---------------------
                                               Daniel P. Kearney
                                               Principal Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated. Each person whose signature appears below constitutes Susan E. Bryant, Kirk P. Wickman, and Julie E. Rockmore and each of them individually, such person's true and lawful attorneys, and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments.

Signature                             Title                           Date

 /s/DANIEL P. KEARNEY                 Director and President                 )
 ----------------------               (Principal Executive Officer           )
 Daniel P. Kearney                                                           )
                                                                             )
                                                                             )
 /s/CHRISTOPHER J. BURNS              Director                               ) November 8, 1996
 -----------------------                                                     )
 Christopher J. Burns                                                        )
                                                                             )
                                                                             )

                                                                             )
 /s/LAURA R. ESTES                    Director                               )
 -----------------                                                           )
 Laura R. Estes                                                              )
                                                                             )
                                                                             )

                                                                             )
                                                                             )
                                                                             )
 /s/ Timothy A. Holt                  Director and Chief Financial Officer   )
 -------------------                                                         )
 Timothy A. Holt                                                             )
                                                                             )
                                                                             )
 /s/ Gail P. Johnson                  Director                               )
 -------------------                                                         )
 Gail P. Johnson                                                             )
                                                                             )
                                                                             )
 /s/ John Y. Kim                      Director                               )
 ---------------                                                             )
 John Y. Kim                                                                 )
                                                                             )
                                                                             )
 /s/Shaun P. Mathews                  Director                               )
 --------------------                                                        )
 Shaun P. Mathews                                                            )
                                                                             )
                                                                             )
 /s/Glen Salow                        Director                               )
 -------------                                                               )
 Glen Salow                                                                  }
                                                                             )
                                                                             )
 /s/ Creed R. Terry                   Director                               )
 ------------------                                                          )
 Creed R. Terry                                                              )
                                                                             )
 /s/ Deborah Koltenuk                 Vice President and Treasurer,          )
 --------------------                 Corporate Controller                   )
 Deborah Koltenuk                                                            )

                            VARIABLE LIFE ACCOUNT B
                                 EXHIBIT INDEX


Exhibit No.         Exhibit

99-1.5(i)           Form of Group Policy

99-1.5(ii)          Form of Certificate Under Group Policy

99-1.10(i)          Form of  Certificate Application

99-1.10(ii)         Supplements to Form of  Certificate Application